EXHIBIT NO. 21

Subsidiaries
Name of Subsidiary	State or Other Jurisdiction of Incorporation

Bank subsidiaries:

Chemical Bank and Trust Company	Michigan
Chemical Bank Shoreline	Michigan
Chemical Bank West	Michigan
State Bank of Caledonia	Michigan

Non-bank subsidiaries:

CFC Financial Services, Inc.
- also operates under d/b/a Chemical Financial Insurance Agency and
d/b/a CFC Investment Centers	Michigan
CFC Title Services, Inc.	Michigan
B.W. Investments, LLC	Michigan
Sunrise Mortgage Corporation	Michigan
Shoreline Insurance Services, Inc.	Michigan
Chemical Loan Management Corporation	Michigan
Chemical West Loan Management Corporation	Michigan
Chemical Shoreline Loan Management Corporation	Michigan
Chemical Loan Services, LLC	Michigan
Chemical West Loan Services, LLC	Michigan
Chemical Shoreline Loan Services, LLC	Michigan
Caledonia Financial Services Corporation	Michigan
Caledonia Loan Management Corporation	Michigan
SBC Mortgage, LLC	Michigan